

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2011

Brian Cahill
President and Chief Executive Officer
10868 189th Street
Council Bluffs, Iowa 51503

> **Re: Southwest Iowa Renewable Energy, LLC**
> **Amendment No. 1 to Form S-1**
> **Filed February 24, 2011**
> **File No. 333-166073**

Dear Mr. Cahill:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your statement that you many register additional notes for sale in this offering pursuant to Rule 462(b). Please note that Rule 462(b) requires that the new registration statement be filed prior to the time confirmations are sent or given. Since your offering appears to be made on a continuous basis and may be open for a year, please tell us supplementally how you intend to comply with this requirement.

2. In the second paragraph on the prospectus cover page, you state that you will receive no proceeds from this offering because you will use them to refinance outstanding debt. Note that having a plan for the proceeds of the offering does not mean that you will not realize proceeds from the offering. Please revise to disclose the proceeds you will receive from the offering.

3. We note your response to prior comment seven. Please revise your cover page and fee table to clarify that you are offering $10 million of notes and are registering an additional $4,251,000 of Notes to cover the PIK interest you may pay on the notes. Please also tell us supplementally the basis for registering $4,251,000 of Notes to cover the PIK interest you may pay on the $10 million of notes. In this regard, we note that your free writing prospectus filed on March 17, 2011 states that investors should not expect to receive any interest in cash, but should anticipate receiving all interest in the form of additional notes. Please also disclose whether you could pay more than $4,251,000 of Notes in respect of PIK interest, and if so, clarify that any additional amounts will be registered on a new registration statement.

Our current Members and any Holder converting Notes to Units . . . , page 8

4. Please clarify, if true, that the outstanding principal of the Convertible Debt you use in the example of the potential maximum dilutive effective of the issuance of Units upon conversion of the Notes and Convertible Debt assumes that you have not repaid any of the Convertible Debt with the proceeds of this offering.

Use of Proceeds, page 23

5. We note your disclosure that constrained liquidity and higher corn prices increase your need to utilize offering proceeds for working capital. Please tell us, with a view toward disclosure in the prospectus, whether you believe you will request or have already requested or discussed obtaining consents with ICM and/or Holdings to retain a portion of the proceeds for working capital. Please also address whether you currently plan to obtain consent with respect to a particular amount of the proceeds of the offering and if known, whether ICM or Holdings is likely to impose any material conditions or limitations on its consent.

Plan of Distribution, page 24

6. Please include the substance of your response to prior comment two, regarding the eligibility of the persons who will assist in the sale of the Notes under Rule 3a4-1 under the Exchange Act, in this section, and identify these persons by name and title.

Description of securities to be registered, page 30

7. We note that holders of Series B Units, Series C Units and Series U Units all have the right to purchase their pro-rata share of any Units you issue. Please reiterate here who the holders of these Series of Units are. Please also clarify whether any of these holders could exercise a right to purchase additional Units upon conversion of any of the Notes. We note that you already have disclosure that ICM and Bunge have consented to this offering and do not intend to purchase any Notes.

8. Please describe the material terms of the Trustee Intercreditor Agreement and the Trustee Subordination Agreement. We note your disclosure that the Notes and payment of interest thereon, and various other rights of noteholders referred to throughout this section are subject to the terms and conditions of these agreements. Please also file the joinder agreement referenced in your response to prior comment 31 as an exhibit to the registration statement.

Events of default under the Indenture, page 31

9. We note your disclosure that you will periodically file statements with the Trustee regarding your compliance with "specified covenants in the Indenture." Please clarify whether or not any periodic evidence is required to be furnished as to the absence of a default or as to compliance with the terms of the Indenture, as required by Item 202(b)(6) of Regulation S-K.

Subordination of the Notes, page 34

10. As required by Item 202(b) of Regulation S-K, please disclose in this section the aggregate amount of outstanding indebtedness as of the most recent practicable date that would be senior to the Notes, and describe any limitation on the issuance of additional senior indebtedness or state that there is no limitation.

Series A Units, page 34

11. Please clarify whether holders of the Notes will automatically become Members of the company upon conversion of the Notes to Series A Units. In this regard, we note disclosure elsewhere in your prospectus relating to the limitations on transfers imposed by the Operating Agreement which suggests that you may have Unit holders who are not also admitted as Members. Please disclose any conditions or requirements that a converting note holder must meet in order to become a Member, as opposed to merely owning the Units received upon conversion. Please also discuss the impact of your covenants with Holdings and ICM under their respective notes on your ability to issue membership interests to holders of Notes converting them into Series A Units.

12. Please differentiate what rights a Member would have as compared to a Unit holder. In this regard, we note disclosure elsewhere in the prospectus Unit holders not admitted as Members would have only specified rights respecting the Units they hold.

Results of Operations, page 47

13. In the introductory language, please clarify that your Fiscal 2010 year is the fiscal year ended September 30, 2010. We note that you provide this information already for Fiscal 2009.

Liquidity and Capital Resources, page 49

14. Please reiterate here whom you have the Credit Agreement and Revolving LOC with and the material terms of those agreements.

15. Please disclose the amount of available credit you have remaining under the Credit Agreement under which you have already drawn $115,705,468. Please also disclose the actual working capital and tangible net worth covenants you have under this agreement. Lastly, please update the status of your discussions with the Agent regarding Excess Cash Flow Calculation effective beginning at the end of Fiscal 2010.

16. Please provide additional information about the Revolving LOC so that investors will understand why the line is for $15 million, but you only have $425,000 available at December 31, 2010, given that you have only drawn $12.5 million on the line as of December 31.

Signature page

17. We note the revisions you have made in response to prior comment 20. Please note that the registration statement must be signed by three people in addition to the majority of your directors: your principal executive officer, your principal financial officer, and your comptroller or principal accounting officer. If a person signs in more than one capacity, you should indicate all capacities in which they are signing next to his or her signature. If Ms. Kroymann serves as your principal financial officer, please identify her in that capacity as well as in her capacity as controller, both here and in the "Management" section of the prospectus.

Exhibit 4(iii) – Form of Indenture

18. We note that your indenture contemplates the issuance of only $10 million of subordinated debt securities, subject to increase in the company's discretion. Your Indenture must be qualified under the Trust Indenture Act as to all of the securities that you are offering pursuant to the registration statement. You may not amend the Indenture to add additional amounts of securities post – effectively. Therefore, please amend the Indenture to cover the entire amount of the note offering. Alternatively, you may use an open – ended Indenture that does not limit the amount of debt securities that can be issued under it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please feel free to direct any questions regarding these comments to Pamela Long, Assistant Director at (202) 551-3765.

Sincerely,

Pamela Long
Assistant Director

Cc: Daniel A. Peterson (via facsimile at 314-480-1505)
    Husch Blackwell LLP
    St. Louis, MO 63105